EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

	Three Months ended March 31,
(In thousands, except per share data)	2008	2007
Basic Numerator:
Income before discontinued operations	$161,391	$95,133
Income from discontinued operations, net	638,262	7,089

Net income — basic	$799,653	$102,222

Diluted Numerator:
Income before discontinued operations	$161,391	$95,133
Income from discontinued operations, net	638,262	7,089

Net income — diluted	$799,653	$102,222

Denominator:
Weighted average common shares — basic	494,749	493,843
Effect of dilutive securities:
Stock options and restricted stock	1,639	1,025

Denominator for net income per common share — diluted	496,388	494,868

Net income (loss) per common share:
Income before discontinued operations — basic	$.33	$.19
Income from discontinued operations, net — basic	1.29	.02

Basic	$1.62	$.21

Income before discontinued operations — diluted	$.32	$.19
Income from discontinued operations, net — diluted	1.29	.02

Diluted	$1.61	$.21